UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-41188

ADS-TEC Energy Public Limited Company

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Convertible Note Redemptions

As previously disclosed in its Form 6-K filed on October 22, 2025, ads-tec Energy PLC (the “Company”) delivered on October 21, 2025 a conditional notice of optional redemption (the “Company Optional Redemption Notice”, and such redemption, the “Redemption”) to the holders (the “Holders”) of its outstanding Senior Secured Convertible Notes due 2028 (the “Notes”). In connection with the Redemption, the Company paid $27.9 million in cash in full satisfaction of its obligations under the Notes on November 19, 2025. Following the Redemption, as of November 19, 2025, there were 60,122,536 Ordinary Shares outstanding, the Company had cash and cash equivalents of approximately $4.5 million and approximately $7.5 million available (reflecting $2.5 million drawn) under the revolving line of credit from The Lucerne Capital Master Fund.

In connection with the Redemption, the Notes will be fully satisfied, released and extinguished and all liens and other security pledged to the Collateral Agent in respect of the Notes released. However, the warrants issued pursuant to the Securities Purchase Agreement, dated as of May 1, 2025, by and among the Company, ads-tec Energy GmbH, ads-tec Energy, Inc., and the Holders, remain outstanding.

Incorporation by Reference

The information furnished in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-262281, 333-276788 and 333-284850) and Form S-8 (File No. 333-263153).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2025 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: November 20, 2025	ADS-TEC ENERGY PLC

	By:	/s/ Thomas Speidel
		Name:	Thomas Speidel
		Title:	Chief Executive Officer

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